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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_______________________

Date of Report: March 16, 2006

CEMEX, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX Corp.

(Translation of Registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

                Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

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Contents

1.	Press release, dated March 16, 2006, announcing CEMEX’s guidance for the first quarter of 2006 (attached hereto as exhibit 1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                CEMEX, S.A. de C.V.

(Registrant)

Date: March 16, 2006	By: /s/ Ramiro Villarreal
Name:	Ramiro Villarreal
Title:	General Counsel

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.	Press release, dated March 16, 2006, announcing CEMEX’s guidance for the first quarter of 2006.

EXHIBIT 1

Media Relations Jorge Pérez (52 81) 8888-4334	Investor Relations Abraham Rodríguez (52 81) 8888-4262	Analyst Relations Ricardo Sales (212) 317-6008

CEMEX PROVIDES GUIDANCE FOR

THE FIRST QUARTER OF 2006

MONTERREY, MEXICO, March 16, 2006 - CEMEX, S.A. de C.V. (NYSE: CX) announced today that it expects EBITDA for the quarter ending March 31, 2006 to be about US$800 million, an increase of about 26% versus the year earlier period, while operating income is expected at about US$550 million, 25% higher than the same period a year ago. For the first quarter, CEMEX expects net sales in excess of US$3.9 billion, an increase of 51% versus the same period a year ago. These results include the effect of consolidating the RMC group starting March 1, 2005. On a pro-forma basis, including the effect of the RMC consolidation for January and February 2005, net sales and EBITDA for this quarter are expected to increase 9% and 23%, respectively, in U.S.-dollar terms when compared to the same quarter last year.

Rodrigo Treviño, Chief Financial Officer, said: “Our main markets continue to show strong operating performance, increasing our confidence that we will achieve our stated target EBITDA of US$4 billion for this year. We now expect our free cash flow after maintenance capital expenditures to exceed US$2.5 billion in 2006, as we incorporate the effect of the settlement of the U.S. import tariffs on Mexican cement. We are investing about US$500 million during the year to capture EBITDA-growth opportunities in our existing markets. In the absence of acquisitions that meet our investment criteria, we will continue to use free cash flow to reduce debt.”

During the first quarter, CEMEX expects cement and ready-mix sales volumes in Mexico to increase 7% and 30%, respectively, versus the same period last year. Adjusting for the additional business days in the quarter, volumes would be expected to increase 3% and 25%, respectively, when compared to the same period a year ago. Cement volumes continue to be driven by increased demand from the infrastructure sector and by a strong formal housing sector. The self-construction sector continues to show slow growth as housing demand is being satisfied in part by the formal sector.

Cement and ready-mix sales volumes for CEMEX’s operations in the United States are expected to increase about 15% and 52%, respectively, during the first quarter compared to the same quarter of last year. This increase includes the effect of the consolidation of RMC’s operations for the three months of the first quarter of 2006 and for the month of March of 2005, as well as the sale of assets completed on March 31, 2005. On a like-to-like basis for the ongoing operations, cement and ready-mix sales volumes are expected to increase about 15% and 4%, respectively.

In the United States, the main drivers of cement and ready-mix consumption continue to be the industrial-and-commercial and the public sectors. Although the residential sector is showing signs of moderate decline, it is still having a very strong performance in this first quarter compared to the same quarter last year. The most dynamic regions in the quarter have been the South Central and South Eastern regions. Additionally, some regions of the United States are having unusually dry and warm weather which has further increased demand for cement.

Cement and ready-mix sales volumes for CEMEX’s operations in Spain are expected to increase about 8% and 35%, respectively, versus the first quarter of last year. Adjusting for the additional business days in the quarter and, in the case of ready-mix, the integration of the Readymix Asland assets after the termination of the joint venture with Lafarge, cement and ready-mix volumes would be expected to increase 4% and 8%, respectively. The main drivers of cement and ready-mix demand in Spain continue to be a strong residential sector, as well as a healthy public-works sector.

In the United Kingdom, cement and ready-mix sales volumes for the first quarter are expected to increase by about 2% and 5%, respectively, versus RMC's volumes for the first quarter of last year. The recovery in construction output in the country is being driven by public spending, including spending in infrastructure and housing. The industrial-and-commercial sector is also expected to have a favorable performance during the year. Favorable weather conditions in the opening months of the year also contributed to cement and ready-mix consumption in the first quarter.

Guidance numbers are calculated on the basis of market close exchange rates as of March 15, 2006. Given the volatility of foreign exchange rates and the increased exposure of our operations to factors beyond our control, our actual results could be materially different from our indicative guidance.

CEMEX is a growing global building solutions company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. Commemorating its 100th anniversary in 2006, CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.